1550 Wynkoop Street, 3rd Fl
Denver, Colorado 80202
(303) 893-0012 Office
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summit-materials.com

VIA COURIER AND EDGAR

June 10, 2016

Re:	Summit Materials, Inc.
Summit Materials, LLC
Form 10-K for Fiscal Year Ended January 2, 2016
Filed February 22, 2016
Response Dated June 6, 2016
File No. 1-36873
File No. 333-187556

Terence O’ Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. O’Brien:

Summit Materials, Inc. (“Summit Inc.”) and Summit Materials, LLC (“Summit LLC,” and together with Summit Inc., the  “Companies,” “we” and “our”) are submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 9, 2016, regarding the combined Annual Report on Form 10-K for the fiscal year ended January 2, 2016 (the “Form 10-K”) filed by the Companies on February 22, 2016. The Staff’s letter relates to our June 6, 2016 response to the Staff’s comment letters dated May 16, 2016 and June 2, 2016.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that, except where otherwise indicated below, references to page numbers refer to the page numbers of the EDGAR-filed Form 10-K.

(2) Acquisitions, page 105

1.

We note your response to comment 4 in our letter dated June 2, 2016. Your draft disclosure for the Davenport acquisition appears to be the definition of goodwill rather than a description of the Davenport-specific factors that make up the goodwill recognized as required by ASC 805-30-50-1.a. For example if you attribute the goodwill to expected growth, an explanation would include what the expected growth will be from (i.e., new product line, new customers, new geographic location, etc.). If you are anticipating cost synergies, an explanation would include the specifics of what will generate the cost synergies. If assembled workforce is a contributing factor to the goodwill, provide a description of what the assembled workforce represents.

June 10, 2016

In response to the Staff’s comment, we will further expand our disclosures in the “Acquisitions” footnote to the consolidated financial statements of each of the Companies in future Annual Reports on Form 10-K by adding the underlined language below to provide a description of the Davenport-specific factors that make up the goodwill recognized as required by ASC 805-30-50-1.a.:

“(2) Acquisitions

The Company has completed numerous acquisitions since its formation in 2009, which were financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value.

[…]

Cement segment

•

On July 17, 2015, the Company completed the acquisition of the Davenport Assets, a cement plant and a quarry in Davenport, Iowa, and seven cement terminals along the Mississippi River for $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa, for which a $16.6 million gain on disposition was recognized in general and administrative costs. The cash purchase price was funded through a combination of debt (see Note 7) and $80.0 million with proceeds from the August 2015 equity offering. Combined with the Company’s cement plant in Hannibal, Missouri, the Company has over two million short tons of cement capacity across our two plants and eight cement distribution terminals along the Mississippi River from Minneapolis, Minnesota to New Orleans, Louisiana. The $170.1 million of goodwill as of July 15, 2015 that was acquired with the Davenport Assets reflects the value from estimated synergies and cost savings, primarily from expanded geographic area, overhead cost reductions and best practice sharing of operating efficiencies between the acquired assets and the Company’s existing cement plant in Hannibal, Missouri. The Davenport Assets were immediately integrated into the Company’s existing cement operations such that it is not practicable to report revenue and net income separately for the Davenport Assets.

[…]”

*          *          *

Please do not hesitate to call me at (303) 515-5165 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

SUMMIT MATERIALS, INC.
SUMMIT MATERIALS, LLC

/s/ Brian J. Harris
Brian J. Harris
Chief Financial Officer

cc: Securities and Exchange Commission
Tracey Houser
Jeanne Baker

cc: Summit Materials, Inc.
Anne Lee Benedict
Jennifer Bradbury